UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON,  D.C.  20549


                                SCHEDULE  13D
                UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                       (AMENDMENT  NO.  __________)*


                         SANTOS  RESOURCE  CORP.
                            (Name  of  Issuer)

                Common  Stock,  $.001  par  value  per  share
                   (Title  of  Class  of  Securities)

                                  803022102
                               (CUSIP  Number)

                             Randall  W.  Heinrich
                          8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713-951-9100
     (Name,  Address,  and  Telephone  Number  of  Person  Authorized
                  to  Receive  Notices  and  Communications)

                              January  13,  2012
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE  13D

                                 CUSIP  No.  803022102
________________________________________________________________________________
     1)     Names  of  Reporting  Person

                Keith  D.  Spickelmier

                S.S.  or  I.R.S.  Identification  No.  of Above Person (entities only)

_______________________________________________________________________________
     2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                 (a)  [  ]
                 (b)  [  ]
________________________________________________________________________________
     3)     SEC  Use  Only
________________________________________________________________________________
     4)     Source  of  Funds:
                    OO
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   N/A
________________________________________________________________________________
     6)     Citizenship  or  place  of  Organization:
               United  States
________________________________________________________________________________
          (7)     Sole  Voting  Power
Number  of           20,000,000
Shares
Bene-
ficially  ______________________________________________________________________
owned by  (8)     Shared  Voting  Power
Each                -0-
Report-
ing Person
With      ______________________________________________________________________
          (9)     Sole  Dispositive  Power
                    20,000,000
          ______________________________________________________________________
          (10)     Shared  Dispositive  Power
                    -0-
________________________________________________________________________________
     11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting Person:
                    20,000,000
________________________________________________________________________________
     12)     Check  if the Aggregate Amount in Row (11) excludes certain shares:
                   [X]
________________________________________________________________________________
     13)     Percent  of  Class  Represented  by  Amount  in  Box  (11):
                   36.1%
________________________________________________________________________________
     14)     Type  of  Reporting  Person
                   IN

ITEM  1.  Security  and  Issuer

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the "Common Stock"), issued by Santos Resource Corp., a Nevada corporation (the "Company"), which has its principal executive offices at One Riverway Drive, Suite 1700, Houston, Texas 77056.

ITEM  2.  Identity  and  Background

     This Statement is being filed by Keith D. Spickelmier (the "Reporting Person"), whose principal business address is #2 Pinehill, Houston, Texas 77019. The Reporting Person is principally engaged as the Executive Chairman of Sintana Energy Inc (SIN:TSX-V), a public company with oil and gas operations in South America, and as a private investor. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  Source  and  Amount  of  Funds  or  Other  Consideration

     The Reporting Person acquired the 20.0 million shares of Common Stock giving rise to the filing of this statement directly from the Company in a private transaction in consideration of the assignment of rights held by the Reporting Person pursuant to a legal document whereby Liberty Petroleum Corporation granted to the Reporting Person an exclusive right to negotiate an option to acquire the rights to develop acreage located in South Australia for oil and gas production (the "Prospect"). The Company has agreed that, if it is eventually successful in acquiring the Prospect, it will issue to the Reporting Person a convertible promissory note (the "Note") for $55,000 convertible into
55.0 million at any time after the Company has increased its authorized common shares to at least 125.0 million or has undertaken a reverse stock split in which at least two or more shares are combined into one share. Because the timing of the Reporting Person's ability to receive and convert the Note, the Reporting Person does not believe that he is now a beneficial ownership of the shares that eventually will be underlying the Note.

ITEM  4.  Purpose  of  Transaction

     The Reporting Person acquired the shares of Common Stock that are the subject of this Schedule 13D in connection with a series of transactions involving the Company. The transactions include the following:

     * The Company adopted a significant change in its corporate direction by deciding to focus its efforts on the acquisition of the Prospect, and the exploration, development and production of oil and gas on the Prospect
     * The Company expanded its Board of Directors from one member to two members and elected Keith J. McKenzie to fill the newly created vacancy. The Company is expected, promptly after it has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934, to increase the number of directors constituting its Board of Directors and to elect the Reporting Person to fill the vacancy created by such increase. Moreover, upon such events, Richard Bruce Pierce has agreed to resign from his seat on the Board of Directors, and William E. Begley is expected to be elected to fill the vacancy created by such resignation.
     *     The  Company  elected  a  new  slate  of  officers.
     * The Company raised "seed" capital in the amount of approximately $375,000 in connection with a private placement of 3.0 million shares of the Company's common stock.

     The Reporting Person acquired, and the Reporting Person intends to hold, his shares of Common Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (except for additional shares of Common Stock that might be acquired if the Note is issued and conditions for its conversion occur), or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the Reporting Person and William E. Begley are expected to be elected to the Company's Board of Directors as described above; (v) any material change in the present capitalization or dividend policy of the Company; except the Reporting Person may vote as a director (is so elected) and as a stockholder in favor of any proposal to increase the Company's authorized common share or to reverse split outstanding common shares, (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Person may determine to change his investment intent with respect to the Company at any time in the future. In reaching any conclusion as to his future course of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM  5.  Interest  in  Securities  of  the  Issuer

     The Reporting Person individually owns outright 20.0 million shares of Common Stock for which he is the beneficial owner as he has sole voting and investment power over all of these shares. Because the timing of the Reporting Person's ability to receive and convert the Note, the Reporting Person does not believe that he is now a beneficial ownership of the shares that eventually will be underlying the Note. Except for the acquisition of Common Stock as reported herein, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     N/A

ITEM  7.  Material  to  be  Filed  as  Exhibits

     No  Exhibits  are  being  filed  with  this  statement.

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  23,  2012

/S/KEITH  D.  SPICKELMIER
-------------------------

Name/Title__________________________________________

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).